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EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use of our reports dated February 24, 2011 with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in an exhibit to the Annual Report (Form 40-F) as of December 31, 2010.

        We also consent to the incorporation by reference in (i) the Registration Statement (Form S-8 No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc., (ii) the Registration Statement (Form S-8 No. 333-154924) pertaining to the Corporate Strategy Implementation Recognition Program of Talisman Energy Inc. and (iii) the Registration Statement (Form S-8 No. 333-159706) pertaining to the Performance Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its Affiliates, of our reports dated February 24, 2011 with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in the Annual Report (Form 40-F) of Talisman Energy Inc. as of December 31, 2010.

        We also consent to the incorporation by reference in the shelf Registration Statement (Form F-10 No. 333-165524) of our report dated February 24, 2011, with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, included in the Annual Report (Form 40-F) of Talisman Energy Inc. for the year ended December 31, 2010.

Calgary, Canada
February 28, 2011

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  EXHIBIT 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM